SUPPL

+erreyros

Exemption pursuant to Rule 12g3-2(b)   82-4567

Submission of: <u>Other information</u>

Lima, March 20th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA


07022179

Dear Sirs:

We hereby inform you that today CAVALI ICLV has submitted to us the final list of over-the-counter transactions made on March 14, 2007. Such list shows that RI-FONDO 2, shareholder with over 10% of the capital, has sold 500,000 of our company's shares. The closing price on the sale day was S/. 5.56.

List of our shareholders as of March 14^{th,} had a participation higher than 5% of the shares with right to vote:

RI-FONDO 2 (Prima AFP)	9.92%
La Positiva Vida Seguros y Reaseguros S.A.	9.60%
HO-FONDO 2 (Horizonte AFP)	7.41%
Horseshoe Bay Limited	6.46%
RI-FONDO 3 (Prima AFP)	6.03%
IN-FONDO 2 (Integra AFP)	6.02%
PR-FONDO 2 (Profuturo AFP)	5.87%

Truly Yours,

Patricia Garstelumendi Lukis
Finance Division Manager
Stock Agent

4/5

END